Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is an Integration Update sent to NXP employees from Rick Clemmer on October 22, 2015.

INTEGRATION UPDATE 09

BECOMING THE SMARTEST IN SEMICONDUCTORS

PREPARATIONS FOR DAY ONE ARE WELL UNDERWAY

Thursday, October 22, 2015

To: All NXP employees

It is good to see that the sense of excitement continues to build within the company. We really are on the brink of creating something unique, a combined company which aims to set new standards as a true leader in our markets. NXP operates in one of the world’s fastest-moving industries; our customers will continue to thrive on the leading edge of their specific markets by partnering with only the most capable and responsive innovators in semiconductors.

The organization’s design has now been established and confirmed, IT deliverables are progressing along with our Go-to-Market model, and the combined sales force will be ready to optimally serve customers from Day One onwards. The regulatory approval process on the merger and the sale of NXP’s RF Power business is also progressing as anticipated. We are on track to close the transactions in the fourth quarter of 2015, including the sale of the RF Power business to Beijing JianGuang Asset Management Co., Ltd. (JAC Capital).

The Committee on Foreign Investment in the United States (CFIUS) has now completed its action on the proposed NXP-FSL merger. CFIUS will conduct a 45-day investigation of the sale of the RF Power business, expecting to complete this no later than November 23, 2015. We expect clearance decisions in the USA, China and South Korea, to add to those already received which include that from the European Commission. Once we are notified of all clearance decisions, we will be in a position to communicate the expected Day One date.

BEFORE THE FINAL PREPARATIONS

Preparing for the “New NXP” is an exciting journey, involving a wide range of active and engaged workstreams, and the Integration Management Office (IMO) continues its efforts to coordinate companies-wide ‘Day One readiness’ efforts. All this will help ensure a smooth transition with partners and suppliers, enabling us to deliver utmost value to our customers at every level.

As we continue to learn about each other and our processes, we recognize that there will be many changes and new ways of working together going forward. One of the key NXP values is “Working Together” and this becomes even more important as we share this journey to build a strong company. We can only be truly successful if we do this as a team, and I want to thank each of you for your commitment to this process.

I am extremely grateful to those people whose continued dedication and loyalty has helped bring us to this significant milestone. It is important to acknowledge especially those who will be leaving us as a result of the merger, and those whose future remains uncertain. Thank you for your work with us, for making a difference during your time here, and for your support for the proposed merger.

Now we are almost set to unveil as the New NXP, a company with a ‘customer-focused passion to win’ culture, a true industry leader that will provide people, companies and governments with the most secure and smartest solutions in the semiconductor industry. We will show our commitment to deliver results and to teamwork, as a highly engaged workforce ready to work with the huge growth opportunities for customers, shareholders and employees alike.

Day One is a new beginning, a new NXP, and we’re almost there.

Rick Clemmer

CEO